Via Facsimile and U.S. Mail
Mail Stop 6010

January 11, 2006

Mr. John F. Giblin
Executive Vice President – Finance
Crawford & Company
5620 Glenridge Drive, N.E.
Atlanta, GA 30342

Re: Crawford & Company
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 15, 2005
File No. 001-10356

Dear Mr. Giblin:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief